Exhibit 23.7

Consent of Independent Accountants

The Board of Directors

Apple REIT Eight, Inc.

Richmond, Virginia

We consent to the following with respect to a Post-Effective Amendment No. 2 on Form S-11 filed with the Securities and Exchange Commission by Apple REIT Eight, Inc.:

(1)	the use of our report dated March 13, 2008 with respect to the balance sheets of Riva Hospitality, LLC as of December 31, 2007 and 2006, and the related statements of operations, members’ equity and cash flows for the years then ended

(2)	the use of our report dated March 14, 2008 with respect to the combined balance sheets of the Dimension Acquisition Hotels as of December 31, 2007 and 2006, and the related combined statements of income, members’ deficit and cash flows for the years then ended

(3)	the references to our firm as “experts” in such Post-Effective Amendment.

/s/ McGladrey & Pullen, LLP

Richmond, Virginia

March 26, 2008